04024380

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Horizon Technology Group plc

*CURRENT ADDRESS 14 Joyce Way
Park West Business Park
Dublin 12, Ireland

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 20 2004
THOMSON FINANCIAL

FILE NO. 82- 34782 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/16/04



ANNUAL REPORT AND ACCOUNTS

FOR THE YEAR ENDED 31 DECEMBER 2002

HORIZON TECHNOLOGY GROUP PLC

CONTENTS



CHAIRMAN'S STATEMENT

strength



SAMIR NAJI

SUMMARY PERFORMANCE

2002 was a period of significant progress for the group. In an uncertain trading environment with falling demand for IT products and services and fragile confidence internationally, the group generated operating profits, improved its cash position by €40m thereby eliminating net debt and consolidated to its four core and profitable businesses. These achievements mark a notable turning point for the group:

- **Operating Profits:** Revenue for the year to December was 18.5% down on calendar year 2001 reflecting the deterioration in market demand. However, largely due to the benefits of the cost reduction program, EBITDA has increased from €4.4m to €8m, which is a considerable achievement given market conditions.

- **Four profitable businesses:** In response to the continued downturn in demand for IT related products and services, Horizon continued its comprehensive and fundamental restructuring of group-wide operations thereby reducing quarterly running costs by a further 48% in 2002 alone. Including cost cuts implemented in 2001, the group's cost structure has been cut by 68% from its peak quarterly cost of €17m in March 2001 to current quarterly costs of €5.5m approximately. Likewise, headcount was reduced from 720 at the peak in March 2001 to a current 208. The restructuring process has included:

  - the disposal of the group's Cisco training business and smaller application consulting businesses;

  - the discontinuation of developmental service lines including that of i-Fusion, Horizon's ASP offering;

  - the realignment of cost structures in continuing businesses to reflect market demand; and

  - the integration of the remaining application consulting businesses, a fundamental review of consulting service lines, the rationalisation of operating premises and the simplification of the supporting group structure.

- **Net cash:** The group's cash position was improved by €40m. That is, the year began with net debt of €34.7m and ended with net cash of €5.1m. The net cash for acquisitions/ disposals was €3.3m while cash flow from operations generated €38.1m essentially attributable to a reduction in the group's investment in working capital.

The pre tax result for the year is impacted by two one-off items charged to the profit and loss account - the loss on disposal of the training and consulting businesses and the exceptional costs incurred in the restructuring process. As a result of these negative items of a one-off nature, diluted loss per share for the year is 19.39 cent. However, underlying trading performance (i.e. from continuing activities excluding amortisation of intangibles and non-operating exceptional items) shows diluted earnings per share of 6.97 cent per share.

The largest cost within exceptional items is provisions for future costs of vacant properties. Following the sale of the Cisco training businesses and as a result of the fundamental restructuring implemented, Horizon has substantial lease obligations for properties that lie vacant. Appropriate provisions have been made for these future obligations.

"We have strengthened our market positions, both in Ireland and in key segments of the UK market."

BOARD CHANGES

Charles Garvey stepped down as Chief Executive on 30 September 2002 but agreed to continue on the board as a non-executive director. Charles joined Horizon as Operations Director in 1989 and was appointed Chief Executive in 2001. He was central to the growth, development and subsequent restructuring of the group and, on behalf of the board, I would like to thank him for all his help and support over the years.

Following Charles' resignation, I agreed to take on the joint role of Executive Chairman and Chief Executive and Gary Coburn, our Chief Operating Officer, was appointed to the board.

OUTLOOK

IT spending shows no signs of improving, with over-capacity in the market and continuing poor visibility. However, Horizon has strong market positions, both in the Irish market and in key segments of the UK market, very competitive cost structures, efficient processes, strong relationships with blue-chip customers and global IT vendors and a debt-free balance sheet. These competitive advantages should enable Horizon grow market share even in challenging market conditions. Horizon is a profitable group ready to take advantage of any future upturn in market conditions.

SAMIR NAJI
Chairman
Date: 27 March 2003

OPERATIONAL REVIEW

consolidation



GARY COBURN

RESULTS

Revenue for the year to December 2002 was 18.5% down on calendar year 2001 reflecting the deterioration in market demand. Excluding discontinued businesses, revenue fell by 8%. The reduction occurred in the distribution division, which was down 30% reflecting a decrease in both unit price and volume shipped. Revenue in the IT Services division was up 10.7% on continuing operations principaly because of the very successful development of our UK enterprise infrastructure operation, which acts as a key infrastructure partner to major systems integrators and resellers.

Gross profit margin for the year to December 2002 at 12.4% (11.1% on continuing operations) was down from 16.7% in calendar year 2001. The fall is attributable to two factors. Firstly, a change in revenue mix, that is the impact of the turnover growth in the UK enterprise infrastructure and the reduced contribution from application consulting and training businesses as a result of recent disposals. Secondly, as the markets have become more competitive, the group has focused on aggressive pricing at the same time as cutting its cost structure. We have and will continue to compete aggressively and achieve greater efficiencies so as to increase revenues and market share while protecting and increasing earnings.

Despite the fall in revenue and gross profit, EBITDA has increased from €4.4m to €8m largely due to the benefits of the group's cost reduction program. Operating costs as a percentage of revenue have reduced from 15.6% in calendar year 2001 to 9.9% in calendar year 2002 and EBITDA as a percentage of revenue is up from 1.1% to 2.5%.

The group's pre tax results have been impacted by two significant items of a one-off nature:

- a loss on disposal of €13.2m inclusive of goodwill write down and provisions for future costs of vacant properties on discontinued operations; and
- redundancy and restructuring provisions of €2.1m.

As a result of these one-off items, the group's results were losses before tax of €12.5m and after tax of €13.6m. However, excluding the impact of amortisation, exceptional items and discontinued operations, profit before tax was €6.6m and profit after tax was €4.9m.

To provide shareholders with full visibility of the impact of exceptional and one-off costs on the results for the year, the table below computes the underlying trading performance of continuing activities – that is, excluding discontinued businesses, exceptional items and amortisation of intangibles.

	Consolidated total €'000	*Discontinued operations* €'000	*Exceptional items and amortisation* €'000	*Consolidated continuing operations, excluding amortisation & exceptionals* €'000
Turnover	321,412	11,364	–	310,048
Gross profit	39,814	5,464	–	34,350
EBITDA	8,017	(811)	–	8,828
Operating profit	3,975	(1,672)	(1,669)	7,316
(Loss)/Profit before tax	(12,471)	(15,114)	(3,962)	6,605
Retained (loss)/profit	(13,589)	(14,926)	(3,545)	4,882
EPS – basic (cent)	(20.93)			7.52
EPS – diluted (cent)	(19.39)			6.97

"The group has consolidated into four businesses each of which has been and continues to be profitable and is a market leader in its area of operation."

The key performance indicators used by the board in assessing the performance of the company are highlighted in the table below.

Key Performance Indicators	*Calendar year 2002*	*Calendar year 2001*
EBITDA as a % of turnover	2.5%	1.1%
Operating costs as a % of turnover	9.9%	15.6%
Annualised pre-tax return on capital employed *	64.5%	27.1%
Net cash/(debt)	5.1m	(34.7m)
Diluted EPS adjusted for non-operating exceptional items and amortisation of intangibles (cent)	4.60	1.32

* Being EBITDA on continuing operations expressed as a percentage of closing shareholders' funds.

DIVISIONAL ANALYSIS

The group operates through two separate trading divisions, namely IT Services and Distribution and Channel Services. The performance of each division is detailed below.

■ IT SERVICES DIVISION

	Year ended December 2002 €'000	*Six months ended December 2001 €'000*
Turnover	213,997	101,200
Gross profit	32,701	24,382
Gross margin	15.3%	24.1%

The division assists customers in implementing their IT strategies through the provision of infrastructure, development and consulting services, predominantly to blue-chip corporate clients and government departments. The division has enterprise infrastructure businesses in Ireland and the UK and an application consulting business in Ireland. It has a current full time equivalent headcount of 146.

In the year to December 2002, the division's turnover was €214m, down 10.7% on calendar year 2001. Excluding discontinued businesses, the division's turnover grew 10.7% principally because of the very successful development of our UK enterprise infrastructure operation, which acts as a key infrastructure partner to major systems integrators and resellers. While the revenue of the Irish enterprise infrastructure operation was well down on its peak, it has experienced growth in the second half of 2002, up 12.6% on the equivalent period in 2001.

Application consulting revenue from continuing activities reduced principally because of a weakness in demand for new SAP implementation projects. However, data warehousing and customer relationship management services were particularly strong with a number of new projects successfully completed during 2002.

operating profits



IT SERVICES DIVISION (continued)

The IT Services division continued to broaden its customer base in 2002 with strong market share gains in the key mid-range and high-end of the market. Sectors which experienced significant wins included public service, manufacturing and retail finance, in which a number of large systems projects were completed in 2002. The telecommunications sector now accounts for less than 20% of revenues, down from circa 50% at its peak in 2000. We continue to have an exceptionally high level of customer retention, with over 80% of our business coming from repeat customers.

The reduction in the division's gross profit margin is primarily attributable to a change in mix brought about by the growth in enterprise infrastructure turnover and the reduced contribution from application consulting businesses as a result of the recent disposals. Also, as the market becomes more competitive, the group has focused on aggressive pricing at the same time as cutting its cost structure. Horizon has and will continue to compete aggressively and achieve greater efficiencies so as to increase revenues and market share while protecting and increasing earnings.

DISTRIBUTION AND CHANNEL SERVICES DIVISION

	Year ended December 2002 €'000	*Six months ended December 2001 €'000*
Turnover	107,128	66,525
Gross profit	7,063	4,027
Gross margin	6.6%	6.1%

Clarity Distribution is Ireland's leading value added distributor of volume IT products and offers leading edge supply chain management services to global IT vendors and resellers. This division operates in the Irish market and has a current full time equivalent staff count of 52.

Turnover of the division fell by 30% in 2002 on calendar year 2001 reflecting both the decrease in PC unit shipments in Ireland and the reduction in unit price during the year. Clarity's gross profit margin has been reducing for some time but this trend was reversed in 2002 as the division increased custom, configuration and staging work for larger resellers and continued the development of its customer segmentation program. This increase in gross profit margin and a reduction in operating costs protected the division's EBIT margins.

The merger of HP and Compaq to become the world's second largest IT manufacturer represents a significant development in the consolidation of this market and has been of benefit to the group's distribution division. Horizon is the leading distributor of the combined HP and Compaq product range in Ireland and Northern Ireland and has further expanded its market share in this area following the merger.

GARY COBURN
Chief Operating Officer

FINANCIAL REVIEW

"EBITDA has increased from €4.4m to €8m."



CATHAL O'CAOIMH

CASH FLOW, LIQUIDITY AND FUNDING

In a very difficult trading environment, significant progress has been made in the management of working capital and the group's cash position. The group began the year with net debt of €34.7m and ended with net cash of €5.1m, a turnaround of almost €40m. Cash flow from operations generated €38.1m. Since the flotation date, cash generated by operations equates to 130% of operating profit before goodwill.

Cash from operating activities	*€'m*
EBITDA from continuing operations	8.8
EBITDA from discontinued operations	(0.8)
Exceptional costs	(2.6)
Reduction in working capital	32.7
Cash flow from operating activities	**38.1**

The positive cash flow from operations is primarily attributable to a reduction in working capital of €32.7m. In the course of the year, stock was increased by €2.1m but this was offset by a reduction in debtors of €25.7m and an increase in creditors of €9m.

Debtors' days were reduced from 64 to 50 days. An element of this reduction was due to the fact that a smaller proportion of the sales in the period arose in the month of December than in previous years. If a normalised proportion of revenues had been achieved in December, debtors would have been higher by circa €3.5m and debtors' days would have been 54.

A summary of the improvement from net bank debt of €34.7m to net cash of €5.1m is as follows:

Movement in net bank debt	*€'m*
Opening net bank debt	(34.7)
Cash flow from operating activities	38.1
Interest and corporation tax payments	(1.8)
Capital expenditure	(0.4)
Net cash for acquisitions/disposals	3.3
Finance leases relating to disposals	0.6
Closing net cash balances	**5.1**

Net debt as a percentage of equity reduced from 109% at 31 December 2001 to nil at 31 December 2002. The net interest charge for the year at €977,000 is a significant improvement over previous periods. The interest charge for the six months to 31 December 2002 at €334,000 compares with €643,000 for the previous six months and €1,077,000 for the corresponding July to December period in 2001.

As a result of the extent of one-off exceptional items, interest cover is negative but it is notable that interest cover on continuing activities excluding exceptional costs is 10.3 times, a significant improvement over 4.2 times in the corresponding period of the previous year.

RESTRUCTURING

It is now nearly two years since the fortunes of the IT sector began to reverse from the exceptional levels of growth experienced for the previous few years. When the downturn first became evident in May 2001, Horizon's operating plans were designed to exploit the opportunities in a growing market and these plans were quickly reviewed in the light of the changed circumstances.

cash generative



RESTRUCTURING (continued)

The group initiated an examination of all businesses, operations and expenditures with a view to consolidating back to its core operations and ensuring that its cost base was appropriate given the deterioration in the economic environment. In the last two years annualised running costs have been reduced by 68% through a group-wide comprehensive and fundamental restructuring which has included disposals, closures and rationalisation. Full time equivalent staff numbers were reduced from a March 2001 peak of 720 to a current level of 208. During 2002 this fundamental restructuring process included:

- **Disposal of Cisco training business**

  In June 2002 Horizon disposed of its CISCO training business, the HTS Group, to Azlan Group PLC for consideration, net of costs, of €11.6m of which €1.1m is subject to retention until June 2003. The HTS Group had operations in the UK, Italy, Denmark and Sweden and employed 62 staff. Its turnover peaked at €25 million in the year ending 30 June 2001. However since then, it was impacted by the downturn in IT spending. For the six-month period ending December 2001, it had turnover of €8.6 million, made a loss after taxation of €0.9 million and as at 31 December 2001 it had net liabilities of €4.2 million.

  The strategic rationale for the disposal was to improve group profitability through the disposal of a non core and loss making operation, reduce group borrowings and allow better use of cash and management resources in the development of the group's remaining businesses.

- **Disposal of smaller businesses**

  In late June and early July, Horizon concluded the sale of three of its smaller application consultancy businesses to existing management within the group. Each of the disposed businesses operated in markets, which Horizon had decided to exit.

  In March 2002, Horizon announced its decision to discontinue its developmental ASP division, iFusion. The discontinued operation was sold so as to reduce the cost to Horizon of supplying contracted services to existing customers while exiting the business. The new owners will continue to provide the service to all existing customers using the existing infrastructure and have contracted Horizon's business application consulting business to operate and provide customer support and on-going SAP consultancy services. Existing customers should expect a positive impact from the change in ownership and the new owners intend to add new customers to the service in the near future.

  WebFactory Limited was sold to its management team, which included a director of Webfactory, for a consideration of €200,000 in July 2002. Because of changes in the web development market, Webfactory's business was no longer considered a core business of the group and therefore it was decided to exit the market.

  In a separate transaction in July 2002, Horizon sold Fusion Business Solutions (UK) Limited, it's UK based customer relationship management business to its management team, which included a director of Fusion Business Solutions (UK) Limited, for a consideration of STG£200,000. Horizon chose to dispose of this business as it was the last of the group's business application consulting operations in the UK, a market which the group had decided to exit.

  In addition, the group's historic infrastructure business in the UK, which focused on telcos and service providers was discontinued in February 2002, while the Irish Cisco training business was disposed of in December 2002.

> "The group has generated cash of €40m – that is, moved from net debt of €34.7m at the start of the year to net cash of €5.1m at year end."

- **Restructuring of continuing operations**

  Capacity in the continuing businesses has been realigned to reflect the market demand, while maintaining the sales coverage and key technical skills in the group. The restructuring has included the integration of the remaining application consulting businesses, a fundamental review of consulting service lines, the rationalisation of operating premises and the simplification of the supporting group structure.

  Following the sale of the Cisco training businesses and as a result of the fundamental restructuring implemented, Horizon has substantial lease obligations for properties that lie vacant. A program is underway to sub-let, assign, terminate or otherwise dispose of these obligations and some minor successes have been achieved. In the unlikely event that this program were to make no further progress, the present value of all the future obligations under these leases would be €16.6m, the term of the leases range from two to ten years and the annual cash outflow would be circa €2.9m in early years, reducing as leases expire.

  The directors, having taken external professional advice, have estimated the level of income that can reasonably be expected to be generated from these vacant premises and have made an appropriate provision based on their best estimate of the net cash outflows. The accounts include a non-operating exceptional charge of €7.5m in respect of these vacant premises of which €6.1m is a provision for future costs.

ACQUISITIONS

No acquisitions were undertaken in the year.

During the year, the group paid €3.8m and issued 3.3m shares in relation to the acquisitions completed in previous financial years.

In June 2002, the group entered into an agreement with the principal vendors of Client Solutions Limited to alter the format in which the remaining consideration under the purchase agreement is to be satisfied. The vendors agreed to waive the majority of their entitlement to Horizon shares in return for a cash payment.

In November 2000, Horizon acquired Client Solutions Limited for maximum consideration of €12.7 million of which €5.1 million was paid in cash at completion and the remaining €7.6 million was payable in Horizon shares on 30 June 2002 and 15 September 2003 subject to the achievement of certain performance targets over the following 2 years. Based on the original agreement and actual performance relative to targets, Horizon anticipated that shares to the value of at least €5.1million would have had to be issued to the vendors.

As a result of the amendment agreement, the principal vendors of Client Solutions waived their entitlement to receive Horizon shares in accordance with the earn-out agreement. The revised consideration is an aggregate cash sum of €2,457,000 paid on 1 July 2002, plus Horizon shares to the value of €583,000 issued or to be issued on 30 June 2002 and 15 September 2003 plus a cash payment of 25% of the profits of Client Solutions Limited in the year to 30 June 2003 subject to a cap of €350,000.



ACCOUNTING POLICIES

Additional accounting policies for onerous contracts and discounting have been adopted in the current financial year. These are presented on page 29.

The financial statements have been prepared in accordance with generally accepted accounting principles and the accounting policies set out on pages 27 to 29. In preparing the financial statements, the directors are required to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. On an on-going basis, the directors evaluate these estimates based on currently available information, historical results and other assumptions they believe are reasonable. Actual results could differ from these estimates. The directors believe that the only significant estimate used in the preparation of the financial statements is the provision in relation to the future lease obligations on vacant properties as discussed above.

FINANCIAL RISK MANAGEMENT

The group uses financial instruments throughout its businesses. Borrowings, cash and liquid resources are used to finance the group's operations. Trade debtors and creditors arise directly from operations. Derivatives, principally forward foreign exchange contracts, are used to manage currency risks arising from the group's operations.

It is, and has been throughout the year under review, the group's policy not to trade in financial instruments.

FINANCE INTEREST AND CURRENCY RISK

The group's procedure is to finance operating subsidiaries by a combination of retained profits and, to a lesser extent, invoice discounting, finance leases, overdrafts and term loans.

The majority of the group's activities are conducted in the local currency of the country of operation. The primary foreign exchange exposures arise from the fluctuating value of the group's net investment in different currencies. Gains and losses arising from these currency exposures are recognised in the statement of total recognised gains and losses.

The group also has transactional currency exposures arising from sales and purchases by an operating unit in currencies other than the unit's functional currency. Forward foreign exchange contracts and the holding of foreign currency cash balances are used to hedge these currency exposures.

FINANCIAL YEAR

Eighteen months ago, the board decided to change the fiscal accounting year to a year ended in December. As a result, the comparative financial information presented in these financial statements is for the six months ended 31 December 2001. Henceforth, the fiscal year will coincide with the calendar year.

CATHAL O'CAOIMH
Chief Financial Officer

BOARD OF DIRECTORS

The following are the members of the Board of the company:

SAMIR NAJI, EXECUTIVE CHAIRMAN (Age 40)

Samir Naji founded Horizon in 1988 and was Chief Executive from start-up to February 2001, at which time he was appointed Executive Chairman. In September 2002, he agreed to take on the joint role of Executive Chairman and Chief Executive. He has led the group's identification of attractive markets, establishment of the group's businesses in those markets and has also been the key figure in the development of the group's management team. He is a member of the board of the University College Cork Foundation. He holds a Bachelor of Science Degree from University College Cork.

GARY COBURN, CHIEF OPERATING OFFICER (Age 40)

Gary Coburn has 20 years experience in the IT industry and joined Horizon in 1992 as a sales manager in the systems integration business. In 1993 he was appointed country manager in that division and more recently, he was appointed Group Chief Operating Officer. In September 2002 he was co-opted to the board. Prior to joining Horizon, he worked in IBM, Hewlett Packard and Digital Equipment in Ireland. He holds a Bachelor's Degree in Electronic Engineering from University College Galway.

CATHAL O'CAOIMH, CHIEF FINANCIAL OFFICER & COMPANY SECRETARY (Age 45)

Cathal O'Caoimh joined Horizon as Chief Financial Officer and became a Board member in February 2001. He worked as Group Finance Director of the Hibernian Group/Norwich Union Ireland for the previous four years. Cathal has previously held the positions of Group Financial Controller of Independent News and Media Group plc and Managing Director of Tribune Newspapers. Cathal is a fellow of the Institute of Chartered Accountants and holds a Master's Degree in Business Studies from University College Dublin.

CHARLES GARVEY, NON-EXECUTIVE DIRECTOR (Age 45)

Charles Garvey joined Horizon in 1989 as General Manager and director. In August 1998, he was appointed Group Operations Director and in February 2001, he took over as Chief Executive Officer. Charles resigned as Chief Executive Officer of Horizon in September 2002 but agreed to stay on as a non-executive director on the board. Prior to joining Horizon, he was employed by a multinational electronics group operating in Ireland as Production and Materials Manager and he held a number of senior management positions within the IT sales and services industry. He holds a Bachelor of Science Degree in Information Technology from Dublin City University.

PAUL KENNY, NON-EXECUTIVE DIRECTOR (Age 42)

Paul Kenny was appointed to the Board in August 1998. He is a Director of WBT Systems Limited. He was previously Chairman of EUnet Limited and a Director of NCB Group Limited in Dublin. He also worked in the venture capital industry with Schroder Ventures in London and in capital markets with Goldman Sachs in New York. He is a director of a number of private companies and holds a Bachelor's Degree in Commerce from University College Dublin and an MBA from the London Business School.

KEVIN MELIA, NON-EXECUTIVE DIRECTOR (Age 55)

Kevin Melia was appointed a director of the company in August 1998. From June 1994 to December 2001 Mr Melia served as Chairman and Chief Executive Officer and from December 2001 to January 2003 he served as Chairman of Manufacturers Services Inc., a global electronics manufacturing outsourcing company. From October 1989 to January 1992 he was Executive VP of Operations at Sun Microsystems Inc. From January 1992 to June 1994 he was Chief Financial Officer of Sun Microsystems Inc. and from January 1993 until February 1994 he was President of Sun Microsystems Computer Company, a division of Sun Microsystems Inc. He is also a non-executive director of Iona Technologies plc and Lightbridge Corporation and a Trustee of the Fenn School in Concord, Massachusetts.

PAUL TIERNEY, NON-EXECUTIVE DIRECTOR (Age 53)

Paul Tierney was appointed to the Board in August 1998. He is Finance Director of Logica Mobile Networks Limited, an Irish based telecommunications software company which is wholly owned by LogicaCMG Group plc. He has also worked in the venture capital industry with Nadorp and prior to that was Financial Controller/Secretary with Irish Industrial Gases Limited. He is a Fellow of the Chartered Association of Certified Accountants and an Associate of the Chartered Institute of Management Accountants.

MANAGEMENT TEAM

JAMES EIVERS, DIRECTOR – APPLICATION CONSULTING

James is co-founder and Managing Director of Client Solutions which was acquired in 2000. He was appointed Managing Director of Fusion Business Solutions in late 2002. He previously worked as a research engineer at the National Microelectronics Research Centre and was co-founder of Software Manufacturing Consultants Ltd where his role progressed from Technical Director to Managing Director. James holds a Masters Degree in Civil Engineering from University College Cork.

ADRIAN FOLEY, DIRECTOR – CHANNEL SERVICES

Adrian joined Horizon in 1988. He was appointed a business manager of the Distribution and Channel Services Division in 1993. He was appointed Managing Director of Gericmar on its acquisition in 1998 and is now director of the Channel Services division. He holds a Bachelor's Degree in Arts from University College Cork.

ROLAND NOONAN, DIRECTOR – ENTERPRISE INFRASTRUCTURE (Ireland)

Roland joined Horizon Open Systems (Ireland) in 1991, and held a number of sales and management positions in that company prior to his appointment as Sales Director in 1998. Roland was promoted to the position of Managing Director of Horizon Open Systems (Ireland) the Enterprise Infrastructure (Ireland) business in July 2002. Prior to joining Horizon, Roland worked in the IT industry since 1984 in a number of sales and management positions in Ireland and the UK.

JOHN UNSWORTH, DIRECTOR – ENTERPRISE INFRASTRUCTURE (UK)

John joined Horizon in early 2001 as a Director of the Enterprise Infrastructure (UK) business. He has some twenty years experience in the IT industry and prior to joining Horizon was a Director of ICL (UK) for 2½ years. John previously held senior management positions with Informix Corporation, Sequent Corporation and Sun Microsystems. John holds a Bachelor of Science Degree in Electronic Engineering from the University of Hull.

REPORT ON CORPORATE GOVERNANCE AND DIRECTORS' REMUNERATION

The company is committed to maintaining the highest standards of corporate governance and the directors recognise their accountability to the company's shareholders for good corporate governance. This statement describes how the principles of corporate governance are applied to the company and the company's compliance with the code provisions as set out in Section 1 of the Combined Code.

THE BOARD OF DIRECTORS

The Board currently comprises three executive and four non-executive directors (see page 51), all of whom demonstrate a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy, performance, resources and standards of conduct which are vital to the success of the group. In addition, there are procedures established for the directors to take independent professional advice at the group's expense.

The Board is responsible to shareholders for the proper management of the group and has a formal schedule of matters specifically reserved to it for decision. It meets regularly throughout the year and considers trading performance, setting and monitoring strategy, examining major acquisition or disposal possibilities and reporting to shareholders. To enable the board to discharge its duties, all directors receive appropriate and timely information.

THE AUDIT COMMITTEE

The audit committee, chaired by Paul Tierney, comprises of three non-executive directors. Responsibilities of the committee include reviewing a wide range of matters including the interim and annual accounts before their submission to the Board. It also ensures that there are proper internal controls in place appropriate to the size and operations of the group. The committee has unrestricted access to the group's external auditors, who attend meetings of the committee when required to do so by the committee.

THE REMUNERATION AND NOMINATION COMMITTEE

This committee consists of three non-executive directors and is chaired by Kevin Melia. It is responsible for making recommendations to the Board on board appointments and for the remuneration policy for the group's executive directors having regard to companies of a similar size. This covers the determination of contract terms, remuneration and other incentives for each of the executive directors including performance related bonus schemes, share options and pension rights.

The Board of Directors, excluding the non-executive director concerned, determines the remuneration of non-executive directors. Further details of the remuneration policy and remuneration of the directors is reported below.

COMPLIANCE

The directors support the recommendations as set out in Section 1 of the Combined Code. The directors confirm that the group has complied with the provisions of the Combined Code throughout the financial year under review.

REMUNERATION POLICY

The terms of reference of the remuneration and nomination committee are to determine the group's policy on executive remuneration and to consider the other terms of the remuneration packages for the executive directors. At the beginning of each financial year the committee determines basic salaries as well as parameters for bonus payments. The committee applies the same philosophy in determining executive directors' remuneration as is applied in respect of all employees. The underlying objective is to ensure that individuals are appropriately rewarded relative to their responsibility, experience and value to the group. It is mindful of the need to ensure that, in the current environment, the group can attract, retain and motivate executives who can perform to the highest levels of expectation.

The group operates four share incentive schemes, one of which applies solely to executives. The purpose of the share schemes is to grant to employees an equity participation in the company and to retain and motivate employees towards better performance.

REPORT ON CORPORATE GOVERNANCE AND DIRECTORS' REMUNERATION
(CONTINUED)

DIRECTORS' REMUNERATION

Basic salary and benefits
The basic salary and benefits of executive directors are reviewed annually having regard to personal performance, company performance, changes in responsibilities and competitive market practice in the area of operation. Employment related benefits consist principally of a company car and health insurance.

Share options
Horizon has issued options, listed on page 15, to directors under four share option schemes, the ESOP, the 1998 Share Option Scheme, the 1998 Share Option Scheme (Amended) and the 1999 Share Option Scheme.

Long term incentive plan
Ancillary to the share options granted, the company has entered into a long term incentive plan with C. O'Caoimh. Entitlements under this scheme do not crystallise until 21 February 2006.

Performance related bonuses
The annual bonuses are determined on the basis of objective assessments based on the group's performance during the year in terms of key financial indicators as well as a qualitative assessment of the individual's performance.

The remuneration of the directors disclosed in accordance with the requirements of the Irish Stock Exchange is as follows:

	Year ended 31 December 2002					
	Fees and basic salary 2002 €'000	*Bonus 2002 €'000*	*Benefits 2002 €'000*	*Pension contributions 2002 €'000*	*Total Year ended Dec 2002 €'000*	*Total Six months Dec 2001 €'000*
Executive Directors						
S. Naji	138	106	14	12	270	73
C. Garvey (resigned Sept 2002)	114	64	12	11	201	89
C. O'Caoimh	160	92	17	23	292	104
G. Coburn (appointed Sept 2002)	29	19	4	1	53	-
	441	281	47	47	816	266
Non-Executive Directors						
K. Melia	38	-	-	-	38	10
P. Tierney	38	-	-	-	38	6
P. Kenny	38	-	-	-	38	6
C. Garvey (appointed Sept 2002)	3	-	-	-	3	-
	117	-	-	-	117	22
Total	558	281	47	47	933	288

DIRECTORS' AND SECRETARY'S INTERESTS

The interests of the directors and secretary and their families in the ordinary share capital of the company at the beginning and end of the year were as follows:

	31 December 2002		*31 December 2001*	
Directors	*Ordinary shares*	*Options Ordinary shares*	*Ordinary shares*	*Options Ordinary shares*
S. Naji	32,024,753	-	32,024,753	-
C. Garvey	3,100,000	-	3,100,000	-
K. Melia	589,561	-	555,000	-
P. Tierney	184,561	-	150,000	-
P. Kenny	134,561	-	100,000	-
G. Coburn	45,000	674,500	45,000	374,500
C. O'Caoimh	21,162	945,000	21,162	395,000

INTERESTS IN OPTIONS

The company's register of directors' and secretary's interests contains full details of directors' and secretary's shareholdings and options to subscribe for shares.

The interests of C. O'Caoimh in share options were as follows:

	Number of shares	*Date issued*	*Earliest exercise date*	*Option price*
Horizon ESOP Limited	260,000	28/11/2000	01/02/2002 - 2006	€ 7.50
Horizon ESOP Limited	135,000	28/06/2001	01/02/2002 - 2003	€ 1.65
Horizon ESOP Limited	150,000	04/01/2002	01/02/2005 - 2006	€ 0.51
Horizon ESOP Limited	400,000	12/06/2002	01/02/2005 - 2006	€ 0.30
Horizon ESOP Limited	540,000	12/03/2003	01/02/2005 - 2006	€ 0.28
1998 Share Option Scheme (Amended)	15,000	13/07/2001	13/07/2004	€ 1.15
1999 Share Option Scheme	60,000	12/03/2003	12/03/2006	€ 0.28

The interests of G. Coburn in share options were as follows:

	Number of shares	*Date issued*	*Earliest exercise date*	*Option price*
Horizon ESOP Limited	70,000	08/04/1999	30/06/2000 - 2004	€ 0.99
Horizon ESOP Limited	50,000	13/04/1999	30/06/2000 - 2001	€ 0.99
Horizon ESOP Limited	254,500	12/05/1999	31/07/1999	€ 0.99
Horizon ESOP Limited	50,000	28/06/2001	01/07/2005 - 2006	€ 1.65
Horizon ESOP Limited	250,000	12/06/2002	01/07/2006 - 2007	€ 0.30
Horizon ESOP Limited	225,000	12/03/2003	01/02/2005 - 2006	€ 0.28
1998 Share Option Scheme	120,000	16/10/1998	16/10/2001 - 2003	€ 0.99
1998 Share Option Scheme (Amended)	4,655	13/07/2001	13/07/2004	€ 1.15
1999 Share Option Scheme	5,096	13/07/2001	13/07/2004	€ 1.15
1999 Share Option Scheme	125,000	10/09/2002	10/09/2005	€ 0.21
1999 Share Option Scheme	25,000	12/03/2003	12/03/2006	€ 0.28

The options issued by Horizon ESOP Limited are only exercisable if certain established performance criteria are fulfilled.

Other than as set out above, there were no transactions in the directors' or secretary's interests in shareholdings or options from the end of the financial year to 26 March 2003. The market price of the company's shares at 31 December 2002 was €0.35 per share with the range during the year being €0.18 to €0.65.

REPORT ON CORPORATE GOVERNANCE AND DIRECTORS' REMUNERATION

(CONTINUED)

COMMUNICATIONS WITH SHAREHOLDERS

Communications with shareholders are given high priority. There is regular dialogue with institutional shareholders including presentations at the time of the release of the interim and annual results. The Annual General Meeting of the company affords individual shareholders the opportunity to question the Chairman and the Board and their participation is welcomed. The Chairman aims to ensure that the chairmen of the audit committee and the remuneration and nomination committee are both available at the Annual General Meeting to answer questions.

INTERNAL CONTROL

The directors acknowledge that they are responsible for the group's systems of internal control and for reviewing their effectiveness.

An ongoing process, in accordance with the guidance of the Turnbull Committee on internal control, has been established for identifying, evaluating and managing risks faced by the group. This process has been in place for the full financial year and up to the date the financial statements were approved.

The risk management process and systems of internal control are designed to manage rather than eliminate the risk of failure to achieve the group's strategic objectives. It should be recognised that such systems can only provide reasonable, not absolute, assurance against material misstatement or loss.

Risk identification and evaluation takes place as an integral part of the annual strategic planning cycle. An overall risk and control self-assessment programme is also completed on an annual basis by each business unit and by group management. Each business unit's risks, controls and action plans are also reported on and monitored on a regular basis as part of the normal management review process.

The results of the annual strategy review, the annual risk and control self-assessment and the results of our ongoing management review processes are reported to and reviewed by the board.

COMPLIANCE WITH THE COMBINED CODE

The company has complied with the requirements of the Financial Services Authority relating to the provisions of the Combined Code throughout the financial year under review.

GOING CONCERN

The directors are satisfied that the company and the group have adequate resources to continue to operate for the foreseeable future and are financially sound. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

REPORT OF THE DIRECTORS

for the year ended 31 December 2002

The directors present their annual report together with the audited financial statements of the group for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The principal activities of the group are the provision of information technology products and services to corporate customers and computer resellers through its operating divisions, IT Services and Distribution and Channel Services. The group operates from locations in Ireland and the United Kingdom.

REVIEW OF THE DEVELOPMENT OF THE BUSINESS

A review of the business of the group is set out in the Chairman's statement.

RESULTS FOR THE PERIOD AND DIVIDEND

The consolidated profit and loss account and balance sheet are set out on pages 22 and 24. The loss on ordinary activities before taxation and minority interest in the year amounted to €12,471,000 compared with a loss of €22,870,000 in the six months ended 31 December 2001. After adjusting for the taxation charge of €1,109,000 and deducting minority interest of €9,000, the loss for the year amounts to €13,589,000. The directors do not propose the payment of a dividend for the year.

EURO

The introduction of the euro did not impact greatly on the operations of the group.

EVENTS SINCE THE BALANCE SHEET DATE

Details are contained within the Chairman's statement.

FUTURE DEVELOPMENTS

The Chairman's statement refers to the outlook of the business and the group's operating plan.

DIRECTORS

The members of the Board of Directors are listed on page 51.

Mr. G. Coburn, having been appointed to the board during the year, offers himself for re-appointment to the board in accordance with the Articles of Association. Mr. C. O'Caoimh and Mr. P. Tierney retire by rotation and being eligible offer themselves for re-election.

DIRECTORS' AND SECRETARY'S INTERESTS

The interests of the directors and secretary in the ordinary share capital of the company at the beginning and end of the year are listed on page 15.

BOOKS AND ACCOUNTING RECORDS

The directors are responsible for ensuring that proper books and accounting records as outlined in Section 202 of the Companies Act, 1990 are kept by the company. To ensure that these requirements are complied with, the directors have appointed appropriate accounting personnel, including a chief financial officer.

The books and accounting records are maintained at the company's registered office.

RESEARCH & DEVELOPMENT

A number of group undertakings are actively involved in developing software products and methodology's which enhance the services available from these businesses and the group as a whole.

REPORT OF THE DIRECTORS

for the year ended 31 December 2002
(CONTINUED)

CORPORATE GOVERNANCE

Statements by the directors in relation to the company's application of Corporate Governance principles, compliance with the Combined Code, the group's system of internal controls and the adoption of the going concern basis in the preparation of the financial statements are set out on pages 13 to 16.

The report on director's remuneration is set out on page 14.

SUBSTANTIAL HOLDINGS

As at 31 December 2002, the company had received notification of the following substantial holdings in the company, other than directors and their families, in it's ordinary share capital:

Name	*Holding*	*%*
Gartmore Investment Limited*	6,995,819	10.3
Horizon ESOP Limited	3,458,968	5.1

** The above states that these shares are not beneficially owned by them.*

There was no major movements notified from the end of the financial year to 26 March 2003.

HEALTH AND SAFETY

The welfare of employees is maintained through adherence to health and safety procedures which meet the requirements of the Safety, Health and Welfare at Work Act, 1989.

AUDITORS

The auditors, Ernst & Young, Chartered Accountants, have expressed their willingness to continue in office in accordance with Section 160(2) of the Companies Act, 1963.

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
27 March 2003

STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS

for the year ended 31 December 2002

Irish company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the group and company and of the profit or loss of the group for that year. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF HORIZON TECHNOLOGY GROUP PLC

We have audited the group financial statements for the year ended 31 December 2002 which comprise the Consolidated Profit and Loss Account, Group Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statements and the related notes 1 to 36. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Annual Report and financial statements in accordance with applicable Irish law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the listing rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the listing rules regarding directors' remuneration and transactions with the group is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report, Chairman's Statement, Operational Review, Financial Review and Corporate Governance Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF HORIZON TECHNOLOGY GROUP PLC

(CONTINUED)

OPINION

In our opinion, the financial statements give a true and fair view of the state of the affairs of the company and of the group as at 31 December 2002 and of the loss of the group for the year then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion, the information given in the directors' report is consistent with the financial statements.

In our opinion, the company balance sheet does not disclose a financial situation which, under section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

Ernst & Young
Registered Auditors
Ireland
27 March 2003

Notes:

a) The maintenance and integrity of the Horizon Technology Group plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the web site.

b) Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

CONSOLIDATED PROFIT & LOSS ACCOUNT

for the year ended 31 December 2002

	Note	*Continuing operations €'000*	*Discontinued operations €'000*	*Total Year ended 31 Dec 2002 €'000*	*Total Six months ended 31 Dec 2001 €'000*
TURNOVER	3/4	310,048	11,364	321,412	168,156
Variation in stocks of finished goods and work-in-progress		1,777	(140)	1,637	(3,241)
Purchases		(277,475)	(5,760)	(283,235)	(136,397)
Staff costs	5	(15,546)	(3,628)	(19,174)	(18,530)
Other operating charges		(9,976)	(2,647)	(12,623)	(10,136)
EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTISATION AND GOODWILL IMPAIRMENT		8,828	(811)	8,017	(148)
Depreciation		(1,512)	(770)	(2,282)	(2,374)
Amortisation of intangibles		(1,669)	(91)	(1,760)	(1,935)
Goodwill impairment		-	-	-	(9,692)
OPERATING PROFIT/(LOSS)	6/7	5,647	(1,672)	3,975	(14,149)
NON OPERATING EXCEPTIONAL ITEMS:					
Costs of fundamental restructuring		(2,132)	-	(2,132)	(760)
Disposal and termination of business units		-	(13,176)	(13,176)	(6,884)
Diminution in value of long term investments		(161)	-	(161)	-
		3,354	(14,848)	(11,494)	(21,793)
Net interest charge	9			(977)	(1,077)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION				(12,471)	(22,870)
Taxation on loss on ordinary activities	10			(1,109)	1,336
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION				(13,580)	(21,534)
Minority interests (including non-equity minority interests)				(9)	-
LOSS RETAINED FOR THE FINANCIAL PERIOD AND ATTRIBUTABLE TO MEMBERS OF THE PARENT COMPANY	11/27			(13,589)	(21,534)
EARNINGS PER SHARE:	13				
Basic earnings per ordinary shares (cent)				(20.93)	(34.46)
Basic earnings per ordinary shares adjusted* (cent)				4.97	(3.61)
Basic earnings per ordinary shares adjusted^ (cent)				7.52	(0.20)
Diluted earnings per ordinary shares (cent)				(19.39)	(34.00)
Diluted earnings per ordinary shares adjusted* (cent)				4.60	(3.56)
Diluted earnings per ordinary shares adjusted^ (cent)				6.97	(0.20)

*Earnings per share adjusted for non-operating exceptional items and amortisation of intangibles
^Earnings per share adjusted for non-operating exceptional items, amortisation of intangibles, and discontinued operations in order to give a better indication of the underlying performance of the group.

On behalf of the board
Gary Coburn — Directors
Cathal O'Caoimh — 27 March 2003

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the year ended 31 December 2002

	Year ended 31 Dec 2002 €'000	*Six months ended 31 Dec 2001 €'000*
Loss attributable to members of the parent company	(13,589)	(21,534)
Exchange difference on retranslation of net assets of subsidiary undertakings and deferred trading balances	(1,001)	(736)
TOTAL RECOGNISED LOSSES RELATING TO THE PERIOD	(14,590)	(22,270)

RECONCILIATION OF SHAREHOLDERS FUNDS
for the year ended 31 December 2002

	Year ended 31 Dec 2002 €'000	*Six months ended 31 Dec 2001 €'000*
Total recognised losses	(14,590)	(22,270)
Expenses on share issue	(34)	(33)
Re-instatement of goodwill previously written off	947	-
Shares to be issued by way of deferred consideration on acquisitions	(4,563)	1,491
Total movements during the period	(18,240)	(20,812)
Shareholders' funds at beginning of period	31,917	52,729
Shareholders' funds at end of period	13,677	31,917

CONSOLIDATED BALANCE SHEET
at 31 December 2002

	Note	2002 €'000	2001 €'000
FIXED ASSETS			
Intangible assets	14	9,899	17,988
Tangible assets	15	4,787	11,590
Financial assets	16	-	161
		14,686	29,739
CURRENT ASSETS			
Stocks	17	18,137	16,693
Debtors	18	41,293	71,675
Cash at bank and in hand		9,330	8,552
		68,760	96,920
CREDITORS: amounts falling due within one year	20	(62,087)	(85,850)
NET CURRENT ASSETS		6,673	11,070
TOTAL ASSETS LESS CURRENT LIABILITIES		21,359	40,809
CREDITORS: amounts falling due after more than one year	21	(1,417)	(8,686)
PROVISIONS FOR LIABILITIES AND CHARGES	22	(6,148)	(89)
		13,794	32,034
CAPITAL AND RESERVES			
Called up share capital	26	4,754	4,524
Shares to be issued after period end	27	3,200	10,823
Share premium	27	66,960	64,164
Profit and loss account	27	(45,690)	(32,047)
Cost of shares of the company held in an ESOP	27/35	(15,547)	(15,547)
Shareholders' funds (all equity interests)	27	13,677	31,917
Minority interests:			
Non equity	34	117	117
		13,794	32,034

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
27 March 2003

COMPANY BALANCE SHEET

at 31 December 2002

	Note	2002 €'000	2001 €'000
FIXED ASSETS			
Tangible assets	15	2,165	2,496
Financial assets	16	11,848	18,604
		14,013	21,100
CURRENT ASSETS			
Debtors: amounts due within one year	18	31,984	27,053
Debtors: amounts due after more than one year	18	7,138	38,927
Cash at bank and in hand		103	1,019
		39,225	66,999
CREDITORS: amounts falling due within one year	20	(19,534)	(11,244)
NET CURRENT ASSETS		19,691	55,755
TOTAL ASSETS LESS CURRENT LIABILITIES		33,704	76,855
CREDITORS: amounts falling due after more than one year	21	(1,125)	(7,993)
PROVISIONS FOR LIABILITIES AND CHARGES	22	(6,103)	-
		26,476	68,862
CAPITAL AND RESERVES			
Called up share capital	26	4,754	4,524
Shares to be issued after period end	27	3,200	10,823
Share premium	27	66,960	64,164
Profit and loss account	27	(48,438)	(10,649)
Shareholders' funds (all equity interests)	27	26,476	68,862

On behalf of the board

Gary Coburn
Cathal O'Caoimh

Directors
27 March 2003

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2002

	Note	*Year ended 31 Dec 2002 €'000*	*Six months ended 31 Dec 2001 €'000*
CASH INFLOW FROM OPERATING ACTIVITIES	6(b)	38,083	110
RETURNS ON INVESTMENT AND SERVICING OF FINANCE			
Net interest paid		(1,021)	(933)
Dividends paid to minority interests		(9)	-
Interest element of finance lease rental payments		(109)	(77)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(1,139)	(1,010)
TAXATION			
Irish corporation taxation paid		(1,443)	(178)
Overseas taxation refund/(paid)		824	(160)
NET CASH OUTFLOW FROM TAXATION		(619)	(338)
CAPITAL EXPENDITURE			
Payments to acquire tangible fixed assets		(852)	(1,655)
Payments to acquire intangible fixed assets		-	(207)
Receipts from sales of tangible fixed assets		422	50
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(430)	(1,812)
ACQUISITIONS AND DISPOSALS			
Purchase of subsidiary undertakings		(3,823)	(303)
Net cash transferred with subsidiaries sold		(891)	-
Sale of subsidiaries	28(d)	8,046	-
NET CASH INFLOW/(OUTFLOW) FROM ACQUISITIONS AND DISPOSALS		3,332	(303)
CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING		39,227	(3,353)
CASH INFLOW FROM MANAGEMENT OF LIQUID RESOURCES		1,016	-
NET CASH OUTFLOW FROM FINANCING	28(c)	(10,723)	(3,392)
INCREASE/(DECREASE) IN CASH	28(b)	29,520	(6,745)

1. BASIS OF PREPARATION

The group financial statements are prepared in euro (€) under the historical cost convention.

2. ACCOUNTING POLICIES

Basis of consolidation
The group accounts consolidate the accounts of Horizon Technology Group plc and all of its subsidiary undertakings drawn up to 31 December 2002. No profit and loss account is presented for Horizon Technology Group plc as permitted by Section 3(2) of the Companies (Amendment) Act, 1986.

Income recognition
Turnover from product sales is recognised upon delivery of the equipment to customers.

Turnover from professional services and consulting arrangements are recognised when the services are provided or where the arrangement represents a long term contract, the income is recognised on percentage completion basis.

Maintenance income is apportioned over the term of the related maintenance contract and is recognised as income over the period the group has an obligation to provide services to the customer.

Goodwill
Prior to 1 July 1998, goodwill representing the excess/deficit of the purchase consideration for subsidiary companies and other business acquisitions over the fair value ascribed to their attributable net assets at the respective dates of acquisition, was written off immediately to reserves.

If a subsidiary or business is subsequently sold, any goodwill arising on acquisition that was written off directly to reserves is taken into account in determining the profit or loss on sale.

From 1 July 1998, goodwill representing the excess/deficit of the purchase consideration for subsidiary companies and other business acquisitions over the fair value ascribed to their attributable net assets at the respective dates of acquisition, is capitalised and amortised to the profit and loss account by equal annual instalments over its estimated useful economic life. The group considers various factors in determining the appropriate amortisation period for goodwill including competitive, legal, regulatory and other factors.

The cost of acquisition represents the cash value of the consideration and/or the market value of the shares issued/to be issued on the date the offer became unconditional, plus expenses.

In calculating the goodwill, the total consideration, both actual and deferred, is taken into account. Where the deferred consideration is payable in cash, the liability is accrued. Where the deferred consideration is contingent and dependent upon future trading performance, an estimate of the likely consideration payable is made. This contingent consideration is re-assessed annually. Where the deferred consideration is to be settled by way of a future share issue, the deferred consideration is included within shareholders' funds.

Trade investments
Trade investments are stated at cost less provision for impairment.

Acquisitions
Turnover and results of subsidiary undertakings are consolidated in the group profit and loss account from the dates on which control over the operational and financial decisions is obtained.

Stocks
Stocks are valued on a first in first out (FIFO) basis, at the lower of cost and net realisable value after making due allowance for any obsolete or slow moving items.

2. ACCOUNTING POLICIES (continued)

Depreciation
The cost or valuation of fixed assets is written off by equal annual instalments over their useful lives as follows:

Leasehold improvements	50 years
Fixtures and fittings	10 years
Office equipment	5 years
Motor vehicles	5 years
Computer equipment software	5 years
Computer equipment hardware	3 years

Deferred taxation
Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to discharge a tax liability or receive a benefit in the future have occured at the balance sheet date, with the exception of deferred tax assets.

Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non discounted basis at the tax rates that are expected to apply in the period in which the differences reverse based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies
The financial statements are presented in euros (€). Transactions during the year have been translated at the rates of exchange ruling at the dates of the transactions or at the contracted rate if the transaction is covered by a forward exchange contract. Assets and liabilities denominated in foreign currencies are translated to euro at the rates of exchange ruling at the balance sheet date or the relevant contract rate. The resulting profits and losses are dealt with in the profit and loss account.

The balance sheets of overseas subsidiary undertakings are translated at the rate of exchange ruling at the year-end date. The profit and loss accounts are translated at the average rate for the year. The exchange differences arising on the retranslation of opening net assets and profits for the year are taken directly to reserves.

Foreign subsidiaries financed by long term loans and deferred inter-company balances are treated as part of the parent company's net investment in the foreign enterprise. The exchange differences arising on such loans and inter-company balances are dealt with through reserves.

Leasing commitments
Assets held under finance leases, where substantially all the risks and rewards of ownership of the assets have passed to the company, are capitalised in the balance sheet and are depreciated over their useful lives.

The corresponding lease obligation is capitalised in the balance sheet as a liability. The interest element of the rental obligations is charged to the profit and loss account over the term of the lease and represents a constant proportion of the balance of capital repayments outstanding.

Rentals paid under operating leases are charged to income on a straight-line basis over the lease term.

Pensions
The group operates defined contribution pension schemes. Contributions are charged in the profit and loss account as they become payable in accordance with the rules of the scheme.

2. ACCOUNTING POLICIES (continued)

Financial instruments
The group enters into transactions in the normal course of its business using a variety of financial instruments; borrowings, cash and liquid resources and forward exchange contracts.

Forward exchange contracts are used by the group to reduce exposure to foreign exchange rates. The rates under such contracts are used to record the hedged item. It is not the policy of the company to hedge committed or probable future transactions.

Capital instruments
Shares issued in the company are included in shareholders' funds. Where consideration for an acquisition is to be settled by the issue of shares at a future date, the fair value of the shares to be issued is included in shareholders' funds. Other instruments are classified as liabilities if they contain an obligation to transfer economic benefits and otherwise are included in shareholders' funds. The finance cost recognised in the profit and loss account in respect of capital instruments other than equity shares is allocated over the term of the instrument.

Onerous contracts on properties
Where property is vacant and not planned to be used in the foreseeable future, provision is made for the best estimate of the net present value of the unavoidable lease payments, being the difference between the future rental and related costs and any income reasonably expected to be derived from their being sub-let.

Discounting
The amortisation or unwinding of the discount applied in establishing the net present value of provisions is included as a separate item within "Other Interest and Similar Charges" in the profit and loss account. Any change in the amount recognised for provisions arising through changes in discount rates is included as a separate item within "Other Interest and Similar Charges" in the profit and loss account.

3. TURNOVER

Turnover comprises the invoiced value of goods and services supplied by the group, exclusive of trade discounts and value-added-tax.

4. SEGMENTAL INFORMATION

An analysis by geographical location, class of business and gross profit is set out below:

	Year ended December 2002 €'000	*Six months ended December 2001 €'000*
Turnover (by source)		
Republic of Ireland	164,704	94,746
Britain and Northern Ireland	153,858	70,442
Mainland Europe	2,850	2,968
	321,412	168,156

4. SEGMENTAL INFORMATION (continued)

	Year ended December 2002 €'000	Six months ended December 2001 €'000
Turnover (by destination)		
Republic of Ireland	123,201	81,094
Britain and Northern Ireland	192,465	82,841
Mainland Europe	5,521	2,158
Rest of World	225	2,063
	321,412	168,156
Turnover (by class of business)		
IT services division	213,997	101,200
Distribution and channel services division	107,128	66,525
Application service provider division	287	431
	321,412	168,156
Gross profit (by class of business)		
IT services division	32,701	24,382
Distribution and channel services division	7,063	4,027
Application service provider division	50	109
	39,814	28,518

An analysis of group net profit and net assets by geographic region and class of business is not provided as the directors believe that the disclosure of this information would be prejudicial to the interests of the group.

5. STAFF COSTS

	Year ended December 2002 €'000	Six months ended December 2001 €'000
The staff costs are comprised of:		
Wages and salaries	17,606	16,818
Social welfare costs	1,956	1,871
Pension costs	531	522
	20,093	19,211

Staff costs as stated include own costs capitalised of €nil (six months ended December 2001: €169,534) and non-operating exceptional costs of €919,027 (six months ended December 2001: €511,367).

5. STAFF COSTS (continued)

The average number of persons employed by the group in the financial year was 320 (six months ended December 2001: 556) and is analysed into the following categories:

	Year ended December 2002 Number	Year ended December 2001 Number
Management	35	50
Sales	77	141
Administration	93	133
Technical	115	232
	320	556

6. OPERATING PROFIT/(LOSS)

(a) This is stated after charging/(crediting):

	Year ended December 2002 €'000	Six months ended December 2001 €'000
Directors' remuneration:		
- Fees	117	22
- Other emoluments including pension contributions	816	266
Auditors' remuneration	221	301
Foreign exchange (gain)/loss	(622)	36
Operating lease rentals payable	812	714
Amortisation of research and development	245	188
Loss on disposal of fixed assets	25	18

(b) Reconciliation of operating profit/(loss) to net cash inflow from operating activities:

	Year ended December 2002 €'000	Six months ended December 2001 €'000
Operating profit/(loss)	3,975	(14,149)
Non-operating exceptional items	(15,469)	(7,644)
Non-cash exceptional items	12,919	5,461
Depreciation, amortisation and impairment	4,042	14,001
Loss on disposal of tangible fixed assets	25	18
Decrease in debtors	25,646	18,225
(Increase)/decrease in stocks	(2,056)	3,241
Increase/(decrease) in creditors	9,001	(19,043)
Net cash inflow from operating activities	38,083	110

7. DISCONTINUED OPERATIONS

In June 2002 Horizon disposed of its CISCO training business, the HTS Group, to Azlan Group PLC. The HTS Group had operations in the UK, Italy, Denmark and Sweden.

In 2002, Horizon concluded the sale of three of its smaller application consultancy businesses; iFusion Limited, Webfactory Limited and Fusion Business Solutions (UK) Limited, to existing management within the group.

The results of these businesses up to the date of disposal are reported under discontinued operations in the group profit and loss account.

DISCONTINUED OPERATIONS COMPARATIVE FIGURES

	Continuing Operations	*Discontinued Operations*	*Total Year ended 31 Dec 2002*	*Continuing Operations*	*Discontinued Operations*	*Total Six months ended 31 Dec 2001*
	€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
TURNOVER	310,048	11,364	321,412	147,863	20,293	168,156
Variation in stocks of finished goods and work in progress	1,777	(140)	1,637	(3,119)	(122)	(3,241)
Purchases	(277,475)	(5,760)	(283,235)	(125,812)	(10,585)	(136,397)
Staff costs	(15,546)	(3,628)	(19,174)	(11,141)	(7,389)	(18,530)
Other operating charges	(9,976)	(2,647)	(12,623)	(5,324)	(4,812)	(10,136)
EARNINGS BEFORE INTEREST, DEPRECIATION, AMORTISATION AND GOODWILL IMPAIRMENT	8,828	(811)	8,017	2,467	(2,615)	(148)
Depreciation	(1,512)	(770)	(2,282)	(828)	(1,546)	(2,374)
Amortisation of intangibles	(1,669)	(91)	(1,760)	(834)	(1,101)	(1,935)
Goodwill impairment	-	-	-	(2,204)	(7,488)	(9,692)
OPERATING PROFIT/(LOSS)	5,647	(1,672)	3,975	(1,399)	(12,750)	(14,149)

8. NON-OPERATING EXCEPTIONAL ITEMS

An analysis of the non-operating exceptional items included within the line "disposal and termination of business units" as disclosed on the face of the group consolidated profit and loss account is as follows:

	Disposal of HTS Group	*Disposal/termination of other businesses*	*Total*
	€'000	*€'000*	*€'000*
Profit/(loss) on disposal/termination costs of business units	3,564	(2,957)	607
Provision for future costs of vacant premises	(5,814)	(1,656)	(7,470)
Goodwill*	(6,222)	(91)	(6,313)
Total	(8,472)	(4,704)	(13,176)

* Includes re-instated goodwill of €947,000 previously written off to reserves.

Non-operating exceptional items give rise to a net taxation deduction of €417,000 (six months ended December 2001: €5,000).

9. NET INTEREST CHARGE

	Year ended December 2002 €'000	*Six months ended December 2001 €'000*
Interest payable and similar charges		
Interest payable on bank loans and overdrafts wholly repayable within five years:		
- by instalments	(334)	(391)
- not by instalments	(528)	(553)
Interest payable on bank loans not wholly repayable within five years:		
- not by instalments	-	(3)
Other interest costs	(83)	(90)
Finance charges payable under finance leases	(109)	(77)
	(1,054)	(1,114)
Bank interest received	77	37
Net interest charge	(977)	(1,077)

10. TAXATION ON LOSS ON ORDINARY ACTIVITIES

(a) Analysis of charge in the period

	Year ended December 2002 €'000	*Year ended December 2002 €'000*	*Six months ended December 2001 €'000*	*Six months ended December 2001 €'000*
Current tax:				
Irish corporation tax		164		(98)
Foreign tax		686		(192)
Total current tax charge/(credit) (note 10b)		850		(290)
Deferred tax:				
Origination and reversal of timing differences	254		(356)	
Effect of decreased tax rate on opening liability	5		(690)	
Total deferred tax charge/(credit)(note 19)		259		(1,046)
Tax on loss on ordinary activities		1,109		(1,336)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2002
(CONTINUED)

10. TAXATION ON LOSS ON ORDINARY ACTIVITIES (continued)

(b) Factors affecting tax charge in the period

	Year ended December 2002 €'000	Year ended December 2002 €'000	Six months ended December 2001 €'000	Six months ended December 2001 €'000
Loss on ordinary activities before tax		(12,471)		(22,870)
Loss on ordinary activities multiplied by standard rate of corporation tax in Ireland of 16% (2001: 20%)		(1,995)		(4,574)
Effects of:				
Expenses not deductible for tax purposes	495		175	
Amortisation of goodwill not deductible for tax purposes	432		2,949	
Depreciation in excess of capital allowances for the period	113		623	
Non utilisation of tax losses	1,484		537	
Higher tax rates on overseas earnings	321		-	
		2,845		4,284
Current tax charge/(credit) for the period (note 10a)		850		(290)

11. LOSS FOR THE FINANCIAL PERIOD ATTRIBUTABLE TO GROUP SHAREHOLDERS

	Year ended December 2002 €'000	Six months ended December 2001 €'000
Loss after tax in the holding company amounted to	(37,600)	(9,610)

A separate profit and loss account for Horizon Technology Group plc has not been prepared because the conditions of Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with.

12. DIVIDENDS

No dividends were paid or proposed during the year.

13. EARNINGS PER ORDINARY SHARE

	Year ended December 2002 €'000	*Six months ended December 2001(i) €'000*
The computation of basic and diluted earnings per share is set out below:		
Numerator		
Loss after tax and minority interests	(13,589)	(21,534)
Non-operating exceptional items	15,052	7,649
Amortisation of goodwill and intangibles	1,760	11,627
Adjusted profit/(loss) before exceptional items and amortisation	3,223	(2,258)
Discontinued operations	1,659	2,132
Adjusted profit/(loss) before exceptional items, amortisation, and discontinued operations	4,882	(126)
Denominator		
Weighted average number of shares in issue for the period ('000)	64,912	62,492
Dilutive potential ordinary shares:		
Deferred consideration	4,971	784
Employee share options	190	59
Diluted weighted average number of ordinary shares ('000)	70,073	63,335
Earnings per share:		
Basic earnings per ordinary shares (cent)	(20.93)	(34.46)
Basic earnings per ordinary shares adjusted* (cent)	4.97	(3.61)
Basic earnings per ordinary shares adjusted^ (cent)	7.52	(0.20)
Diluted earnings per ordinary shares (cent)	(19.39)	(34.00)
Diluted earnings per ordinary shares adjusted* (cent)	4.60	(3.56)
Diluted earnings per ordinary shares adjusted^ (cent)	6.97	(0.20)

*Earnings per share adjusted for non-operating exceptional items and amortisation of intangibles.

^Earnings per share adjusted for non-operating exceptional items, amortisation of intangibles, and discontinued operations in order to give a better indication of the underlying performance of the group.

(i) In accordance with FRS 14 the weighted average number of shares in issue for the period and the diluted weighted average number of ordinary shares have been restated for the period ended December 2001, as the potential ordinary shares outstanding at that date were changed by events since that date.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares, namely share options and future contingent share issues.

14. INTANGIBLE ASSETS

Group	Goodwill €'000	Development costs €'000	Total €'000
Cost/valuation:			
At 1 January 2002	50,944	1,205	52,149
Additions	(416)	-	(416)
Disposals (b)	(16,041)	(43)	(16,084)
Translation adjustment	(413)	-	(413)
At 31 December 2002	34,074	1,162	35,236
Amortisation:			
At 1 January 2002	33,221	940	34,161
Charge for the year	1,515	245	1,760
Goodwill impairment	114	-	114
Disposals (b)	(10,675)	(23)	(10,698)
At 31 December 2002	24,175	1,162	25,337
Net book value:			
At 31 December 2002	9,899	-	9,899
At 31 December 2001	17,723	265	17,988

(a) Following a review under FRS 11 of the remaining goodwill, the directors have concluded that the carrying value of the assets, including goodwill does not exceed their net realisable value.

(b) The businesses of Managed Training Services Limited, WebFactory Limited and Horizon Technical Services A/S were disposed of during the year resulting in net goodwill written off of €5,366,000 included in non-operating exceptional items as a loss on disposal.

(c) With effect from 1 July 1998, goodwill being the excess of consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings is capitalised and related amortisation based on its useful life is charged against operating profits. Goodwill arising prior to that date was written off immediately against reserves. The cumulative amount of goodwill written off against reserves prior to 1 July 1998 was €3,495,000.

(d) Acquisitions are amortised on a straight-line basis, net of impairment, over ten years.

15. TANGIBLE FIXED ASSETS

Group	*Freehold & leasehold premises €'000*	*Computers & office equipment €'000*	*Motor vehicles €'000*	*Fixtures & fittings €'000*	*Total €'000*
Cost/valuation:					
At 1 January 2002	4,093	17,048	470	3,211	24,822
Translation adjustment	(120)	(362)	(3)	(78)	(563)
Additions	-	535	34	308	877
Disposals & reclassification	(333)	(6,957)	(266)	(379)	(7,935)
At 31 December 2002	3,640	10,264	235	3,062	17,201
Depreciation:					
At 1 January 2002	376	11,870	132	854	13,232
Translation adjustment	(74)	(256)	(1)	(38)	(369)
Charge for year	129	1,790	71	292	2,282
Diminution adjustment (i)	2,078	785	-	479	3,342
Disposals & reclassification	(135)	(5,679)	(94)	(165)	(6,073)
At 31 December 2002	2,374	8,510	108	1,422	12,414
Net book value:					
At 31 December 2002	1,266	1,754	127	1,640	4,787
At 31 December 2001	3,717	5,178	338	2,357	11,590

(i) The diminution adjustment relates to a write down in the carrying value of the assets of the discontinued businesses and vacant properties.

(ii) The net book amounts of group tangible fixed assets includes €569,000 (December 2001: €1,397,000) in respect of leased assets. The depreciation charge for the year on these assets amounted to €767,000 (six months ended December 2001: €1,988,000). Included within these assets is a net book amount of €nil (December 2001: €143,000) relating to assets leased to customers. The accumulated depreciation on these assets amount to €nil (December 2001: €1,578,000).

15. TANGIBLE FIXED ASSETS (continued)

Company	*Freehold & leasehold premises €'000*	*Computers & office equipment €'000*	*Motor vehicles €'000*	*Fixtures & fittings €'000*	*Total €'000*
Cost:					
At 1 January 2002	1,402	1,613	81	481	3,577
Additions	–	187	–	129	316
Disposals & reclassification	–	–	(81)	–	(81)
Transfers from other group companies	–	39	–	–	39
At 31 December 2002	1,402	1,839	–	610	3,851
Depreciation:					
At 1 January 2002	84	883	12	102	1,081
Charge for year	63	277	–	46	386
Diminution adjustment	205	26	–	–	231
Disposals & reclassification	–	–	(12)	–	(12)
At 31 December 2002	352	1,186	–	148	1,686
Net book value:					
At 31 December 2002	1,050	653	–	462	2,165
At 31 December 2001	1,318	730	69	379	2,496

The net book amounts of the company's tangible fixed assets includes €nil (December 2001: €5,000) in respect of leased assets. The depreciation charge for the year on these assets amounted to €5,000 (six months ended December 2001: €3,000).

16. FINANCIAL FIXED ASSETS

(a) **Group and company**

	2002 €'000	2001 €'000
Trade investment - unlisted shares at cost:		
At beginning of the period	161	161
Diminution in value	(161)	-
At end of the period	-	161
Company		
Shares in group companies - unlisted shares at cost:		
At beginning of the period	18,443	20,383
Additions	1,282	3,203
Diminution adjustment	(5,878)	(5,143)
Disposals	(1,999)	-
Trade investments (see above)	-	161
At end of the period	11,848	18,604

(b) Investment in group companies is stated at cost. The subsidiary undertakings are listed in note 36.

17. STOCKS

Group

	2002 €'000	2001 €'000
Goods for re-sale	18,137	16,693

The replacement cost of stock did not differ significantly from the figures shown above.

18. DEBTORS

Group

	2002 €'000	2001 €'000
Trade debtors	37,737	66,111
Prepayments and accrued income	3,261	3,404
Amounts due from related parties (note 29)	86	86
Deferred taxation (note 19)	209	2,074
	41,293	71,675

18. DEBTORS (continued)

Company	2002 €'000	2001 €'000
Amounts due within one year:		
Prepayments	2,285	405
Amounts due from subsidiaries	29,613	26,457
Amounts due from related parties (note 29)	86	86
Deferred taxation	-	105
	31,984	27,053
Amounts due after more than one year:		
Amounts due from subsidiaries	6,590	38,927
Subordinated loans to subsidiary company (i)	91	-
Prepayments and accrued income	457	-
	7,138	38,927

(i) Subordinated loans repayable to Horizon Technology Group plc were provided to Horizon Technical Services Limited in November 2002.

19. PROVISION FOR DEFERRED TAXATION

	2002 €'000	2001 €'000
Accelerated capital allowances	36	204
Tax losses carried forward	173	1,811
Provision for deferred tax	209	2,015
Provision at start of period	2,015	989
Provided during the period (note 10a)	(259)	1,046
Disposal of subsidiaries	(1,458)	-
Fx movement in period	(89)	(20)
Provision at end of period	209	2,015
Made up of:		
Deferred tax asset (note 18)	209	2,074
Deferred tax liability (note 22)	-	(59)
	209	2,015

The group expects to be able to claim capital allowances in excess of depreciation in future years.

19. PROVISION FOR DEFERRED TAXATION (continued)

The group has provided for a deferred tax asset in respect of losses incurred in prior periods, which it can carry forward against expected future profits of the group allowing for reduced future tax charges.

The group has not recognised a deferred tax asset of €1,816,000 relating to provisions (primarily in relation to property provisions). The asset would be recovered if the provisions become payable.

20. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

Group	2002 €'000	2001 €'000
Trade creditors	43,792	34,094
Accruals	12,663	14,698
PAYE/PRSI	186	1,903
VAT	1,027	(1,707)
Corporation tax	70	1,349
Overseas tax	404	(1,150)
Acquisition loan note	40	-
Bank borrowings (note 23)	3,708	35,104
Obligations under finance leases (note 24)	197	1,559
	62,087	85,850

Company	2002 €'000	2001 €'000
Trade creditors	556	447
Accruals	3,351	1,626
PAYE/PRSI	52	298
VAT	685	(608)
Corporation tax	-	70
Due to subsidiaries	12,602	830
Acquisition loan note	40	-
Bank borrowings (note 23)	2,248	8,557
Obligations under finance leases (note 24)	-	24
	19,534	11,244

Trade creditors include amounts owing to suppliers who purport to include reservation of title clauses in their conditions of sale. The amount subject to reservation of title clauses has not been quantified.

21. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Group	2002 €'000	2001 €'000
Bank borrowings (note 23)	99	1,029
Acquisition loan notes	-	4,933
Obligations under finance leases (note 24)	193	580
Other creditors and accruals	1,125	2,144
	1,417	8,686

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2002
(CONTINUED)

21. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (continued)

Company	2002 €'000	2001 €'000
Bank borrowings (note 23)	-	916
Acquisition loan notes	-	4,933
Other creditors and accruals	1,125	2,144
	1,125	7,993

22. PROVISIONS FOR LIABILITIES AND CHARGES

Group	Deferred tax €'000	Other costs €'000	Total €'000
At beginning of period	59	30	89
Provided in period	-	7,424	7,424
Utilised during period	-	(1,306)	(1,306)
Disposal of subsidiaries	(57)	-	(57)
Retranslation adjustment	(2)	-	(2)
At end of period	-	6,148	6,148

Company	Other Costs €'000
At beginning of period	-
Provided in period	7,184
Utilised during period	(1,081)
At end of period	6,103

Following the sale of the Cisco training business and as a result of the implementation of the group's fundamental restructuring plan the group has a number of properties that lie vacant. Having taken external professional advice, provision has been made for the best estimate of the net present value of the unavoidable lease payments on these properties, being the difference between the future rental costs and related expenses and any income reasonably expected to be derived from their being sub-let. The provision is expected to be utilised over the life of the leases, which range from two years to ten years and is included in other costs above.

23. BANK BORROWINGS

Group	2002 €'000	2001 €'000
Bank overdrafts due within one year	3,688	31,274
Bank loans wholly repayable by instalment:		
within one year	20	3,830
between one and two years	20	937
between two and five years	60	60
after five years	19	32
	3,807	36,133
Amounts included in creditors – amounts falling due within one year	3,708	35,104
Amounts included in creditors – amounts falling due after more than one year	99	1,029
Company		
Bank overdraft due within one year	2,248	4,747
Bank loans wholly repayable by instalment:		
within one year	–	3,810
between one and two years	–	916
	2,248	9,473
Amounts included in creditors – amounts falling due within one year	2,248	8,557
Amounts included in creditors – amounts falling due after more than one year	–	916

Details of security provided on bank borrowings are set out in note 33.

Loans repayable in more than five years are in respect of a term loan for €152,000 taken out in May 2000. The loan is repayable in equal monthly instalments at a current interest rate of 5.75% (fixed).

24. OBLIGATIONS UNDER FINANCE LEASES

The maturity of these amounts is as follows:

Group	2002 €'000	2001 €'000
Amounts payable:		
within one year	197	1,559
between one and two years	193	580
	390	2,139

24. OBLIGATIONS UNDER FINANCE LEASES (continued)

Company	2002 €'000	2001 €'000
Amounts payable:		
within one year	-	24
	-	24

25. FINANCIAL INSTRUMENTS

As permitted by FRS 13, comparative figures are not disclosed.

Currency exposure
The analysis below shows the net monetary assets and liabilities of the group that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown below take into account the effect of forward currency contracts.

	STG£ €'000	US$ Dollar €'000
Functional currency:		
Euro	2,496	3,015
Sterling	-	558
	2,496	3,573

Net bank facilities
The group has various bank facilities available to it. The net bank facilities available at 31 December 2002 in respect of which all conditions precedent had been met at that date are as follows:

	2002 €'000
Expiring in one year or less	22,852

Fair value
The estimated fair value of the group's financial instruments are summarised below:

	Book value 2002 €'000	Fair value* 2002 €'000
Primary financial instruments:		
Cash at bank and in hand	9,330	9,330
Gross bank debt	(3,807)	(3,807)
Other (trade debtors less trade creditors)	(24,387)	(24,387)
Derivative financial instruments (held to manage currency exposure):		
Forward foreign currency contracts	4,247	4,247

* Fair value of financial instrument approximates to book value.

25. FINANCIAL INSTRUMENTS (continued)

Market values have been used to determine the fair value of foreign currency contracts. The group enters into forward foreign currency contracts to eliminate the currency exposures that arise on purchases denominated in foreign currencies. The forward foreign currency contracts crystallised within two months of the year end.

Currency and interest rate exposure of financial liabilities

					Fixed rate financial liabilties	
	Floating rate financial liabilities €'000	*Fixed rate financial liabilities €'000*	*Cash and liquid resources €'000*	*Total €'000*	*Weighted average interest rate %*	*Weighted average time for which rate is fixed Years*
Currency at 31 December 2002:						
Euro	(2,542)	(276)	2,750	(68)	7.9%	1.360
STG£	(1,186)	(233)	3,243	1,824	7.4%	1.075
USD	-	-	3,337	3,337	-	-
Net financial assets/(liabilities)	(3,728)	(509)	9,330	5,093	7.6%	1.229

Financial liabilities include the following:
- Bank loans
- Bank overdrafts
- Finance leases
- Acquisition loan notes

Floating rate financial liabilities comprised bank borrowings bearing interest rates, which vary daily by reference to interbank rates.

26. SHARE CAPITAL

	2002 €'000	*2001 €'000*
Authorised:		
92,300,000 ordinary shares of €0.07 each	6,461	6,461
Allotted, called-up and fully paid:		
67,920,872 ordinary shares of €0.07 each	4,754	4,524

The holders of ordinary shares have an equal right to any dividend that may be declared. Ordinary shareholders are entitled to vote at general meetings of the company and on a winding up are entitled to an equal share in any surplus.

Pursuant to acquisition agreements and the achievement of performance criteria the company will issue a further 14,598 shares on 23 March 2003. Ordinary shares with a value of €152,420 will be issued on 18 September 2003, the number of shares will be determined by the market value of the shares on the agreed date.

Further ordinary shares may have to be issued if criteria set out in acquisition agreements are achieved, to the maximum value of €2,865,000. The number of ordinary shares to be issued will be dependent on the market value of the shares at the agreed dates.

27. RECONCILIATION OF SHAREHOLDERS' FUNDS AND MOVEMENTS ON RESERVES

Group	Share capital €'000	Shares to be issued €'000	Share premium €'000	Profit and loss account €'000	Total €'000
At 1 July 2001	4,524	9,332	64,197	(9,777)	68,276
Loss for the period	-	-	-	(21,534)	(21,534)
Expenses on issue of shares	-	-	(33)	-	(33)
Re-translation of overseas subsidiaries (net)	-	-	-	(736)	(736)
Shares to be issued after period end (a)	-	1,491	-	-	1,491
At 1 January 2002	4,524	10,823	64,164	(32,047)	47,464
Loss for the year	-	-	-	(13,589)	(13,589)
Share issue	230	(3,060)	2,830	-	-
Expenses on issue of shares	-	-	(34)	-	(34)
Re-instatement of goodwill	-	-	-	947	947
Re-translation of overseas subsidiaries (net)	-	-	-	(1,001)	(1,001)
Shares to be issued after year end (a)	-	(4,563)	-	-	(4,563)
At 31 December 2002	4,754	3,200	66,960	(45,690)	29,224
Less: Cost of shares of the company held by an ESOP					(15,547)
					13,677

Company	Share capital €'000	Shares to be issued €'000	Share premium €'000	Profit and loss account €'000	Total €'000
At 1 July 2001	4,524	9,332	64,197	(1,227)	76,826
Loss for the period	-	-	-	(9,610)	(9,610)
Expenses on issue of shares	-	-	(33)	-	(33)
Shares to be issued after period end (a)	-	1,491	-	-	1,491
Translation adjustment	-	-	-	188	188
At 1 January 2002	4,524	10,823	64,164	(10,649)	68,862
Loss for the year	-	-	-	(37,600)	(37,600)
Share issue	230	(3,060)	2,830	-	-
Expenses on issue of shares	-	-	(34)	-	(34)
Shares to be issued after year end (a)	-	(4,563)	-	-	(4,563)
Translation adjustment	-	-	-	(189)	(189)
At 31 December 2002	4,754	3,200	66,960	(48,438)	26,476

(a) Shares to be issued after the year end represent the estimate of the fair value of the deferred and contingent consideration comprising ordinary shares to be issued for acquisitions (WebFactory Limited, Clarity Technology Limited and Client Solutions Limited) at varying dates over the next two years.

28. ANALYSIS OF NET DEBT AND FINANCING AND RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

(a) Analysis of debt

	31/12/2001 Opening €'000	Cashflow €'000	Non-cash changes €'000	Disposals €'000	Translation adjustment €'000	31/12/2002 Closing €'000
Cash	7,536	1,956	-	-	(162)	9,330
Overdraft	(31,274)	27,564	-	-	22	(3,688)
	(23,738)	29,520	-	-	(140)	5,642
Liquid resources *	1,016	(1,016)	-	-	-	-
Short term loans	(3,830)	3,810	-	-	-	(20)
Long term loans	(1,029)	930	-	-	-	(99)
Finance lease obligations	(2,139)	1,058	(25)	702	14	(390)
Acquisition loan notes	(4,933)	4,891	-	-	2	(40)
	(34,653)	39,193	(25)	702	(124)	5,093

* Liquid resources include monies held on deposit, which were pledged as security on borrowings. These have subsequently been repaid.

(b) Reconciliation of net cash flow to movement in net debt

	€'000
Increase in cash in year	29,520
Cash outflow from decrease in debt and lease financing	10,689
Cash inflow from decrease in liquid resources	(1,016)
Change in net debt resulting from cash flows	39,193
Finance leases disposed of with subsidiaries	702
New finance leases	(25)
Translation adjustment	(124)
Movement in net debt in the year	39,746
Net debt at 31 December 2001	(34,653)
Net debt at 31 December 2002	5,093

(c) Net cash outflow from financing

	2002 €'000	2001 €'000
Net movements in short term borrowings	(8,701)	(2,198)
Net movement in long term borrowings	(930)	(190)
Expenses on issue of ordinary share capital	(34)	(33)
Capital element of finance lease rental payments	(1,058)	(971)
Net cash outflow from financing	(10,723)	(3,392)

28. ANALYSIS OF NET DEBT AND FINANCING AND RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT (continued)

(d) Disposal of subsidiary undertakings

	€'000
Net assets disposed of	10,616
Diminuition in value of tangible fixed assets	2,852
	13,468
Loss on disposal	(4,788)
Total cash receipts	8,680
Satisfied by:	
Cash consideration (including expenses)	8,046
Deferred cash consideration (including expenses)	634
Total cash receipts	8,680

The businesses sold during the period had cash outflows from operating activities of €712,000, paid €251,000 in respect of net returns on investments and servicing of finance, paid €8,000 in respect of taxation and utilised €21,000 for capital expenditure.

29. RELATED PARTY TRANSACTIONS

There were no significant transactions with related parties during the year.

30. LEASE COMMITMENTS

At 31 December 2002 the group had annual commitments under non-cancellable operating leases as set out below:

	Land & buildings		*Other*	
	2002	*2001*	*2002*	*2001*
	€'000	*€'000*	*€'000*	*€'000*
Operating leases which expire:				
within one year	–	–	94	143
between two and five years	213	303	285	599
over five years	3,732	4,109	–	–
	3,945	4,412	379	742

31. OTHER FINANCIAL COMMITMENTS

A five year Long Term Incentive Plan (LTIP) was established in February 2001 to assist the group in the recruitment of C. O'Caoimh. Under the terms of the LTIP, and conditional on certain performance targets being achieved, a payment will be made to C. O'Caoimh on 21 February 2006 if the excess of the market value of the relevant share options on that date over the cost of exercising those options (the gain on the options) does not exceed €762,000. The amount of the payment will be the difference between €762,000 and the gain on the options.

The group has entered into sterling denominated forward foreign exchange contracts at the year end in the amount of €4,247,000. The group uses forward exchange contracts in the normal course of business to hedge exchange risk on foreign currency transactions.

32. PENSION COMMITMENTS

The group operates a number of defined contribution pension schemes, which are funded by contributions to separately administered funds. The contributions to the scheme are determined with the advice of independent professionally qualified actuaries.

Pension costs for the year are set out in note 5.

An amount of €64,000 is included in accruals (December 2001: €127,000) representing contributions payable to the defined contribution schemes at 31 December 2002.

33. CONTINGENT LIABILITIES

In accordance with the provision of Section 17 of the Companies (Amendment) Act, 1986, the company has irrevocably guaranteed all liabilities and losses of its Irish subsidiary undertakings (note 36) in respect of the financial year as are referred to in Section 5(c) of that Act, for the purposes of enabling the subsidiaries to claim exemption from the requirement to file their own financial statements.

The company is party to a cross-company guarantee to Ulster Bank Limited and Ulster Bank Markets Limited in conjunction with other group companies, in relation to the bank borrowings of those group companies.

The company has provided security in the form of a debenture comprising a fixed charge over the assets and a floating charge over the book debts, in respect of amounts advanced to subsidiary companies by Ulster Bank Markets Limited.

The company has guaranteed the liabilities of subsidiary companies under an invoice discounting agreement with Ulster Bank Commercial Services Limited and in relation to one subsidiary it has guaranteed its liability under a lease agreement with their landlord.

34. MINORITY INTERESTS

The non-equity minority interests represent a holding of 100% of the 4% redeemable preference shares in Horizon Technical Services Limited. The holders of those shares have no rights against any other group company.

35. SHARE INCENTIVE SCHEMES

In accordance with the terms of the Employee Share Ownership Plan (ESOP), the following number of shares were held for the benefit of employees of the group under a discretionary trust. These shares had a market value of €1,210,639 at 31 December 2002. No dividends were paid on these shares during the year ended 31 December 2002.

	Number of shares 2002	*Number of shares 2001*
At beginning and end of period	3,458,968	3,458,968

Senior executives have been awarded options exercisable between 31 July 1999 and 1 July 2007 subject to annual performance criteria over the following number of shares.

	Number of shares 2002	*Number of shares 2001*
At beginning of period	2,103,100	2,423,100
Granted	1,280,000	-
Lapsed	(723,600)	(320,000)
At end of period	2,659,500	2,103,100

35. SHARE INCENTIVE SCHEMES (continued)

All ESOP options are subject to the fulfilment of performance criteria before they are exercised (save for ESOP options granted in favour of one executive in respect of 240,000 ordinary shares).

Costs of administering the scheme are charged to the profit and loss account in the period they are incurred.

For the purpose of these accounts the ESOP Trust has been treated as a quasi subsidiary. On consolidation the cost of shares held by the ESOP has been deducted from shareholders' funds.

Total share options outstanding at the year end were as follows:

	Number of shares
1998 Share Option Scheme	517,200
1998 Share Option Scheme (Amended)	143,526
1999 Share Option Scheme	1,223,268

36. PRINCIPAL SUBSIDIARIES (all wholly owned)

Company Name	*Nature of Business*	*Registered office Reference*
Clarity Computers (Distribution) Limited	Distribution of computer hardware and software	1
Clarity Technology Limited	Enterprise infrastructure provider	2
Client Solutions Limited	Software development and consultancy services	1
Fusion Business Solutions Limited	Software development and consultancy services	1
Horizon Open Systems Limited	Enterprise infrastructure provider	1
Horizon Open Systems (NI) Limited	Enterprise infrastructure provider	3

Registered office
Reference

1 14 Joyce Way, Park West Business Park, Dublin 12, Ireland.

2 Clarity House, Building 103 Dalton Avenue, Birchwood Park, Birchwood, Warrington, WA3 6YB, United Kingdom

3 The Sidings, Antrim, Lisburn, Co. Antrim, Northern Ireland.

All shareholdings consist of ordinary shares.

COMPANY INFORMATION

DIRECTORS	Executive:	Mr. S. Naji, Executive Chairman & Chief Executive Mr. C. O'Caoimh, Chief Financial Officer Mr. G. Coburn, Chief Operating Officer
	Non Executive:	Mr. P. Tierney, Senior Independent Director Mr. C. Garvey Mr. P. Kenny Mr. K. Melia
SECRETARY		Mr. C. O'Caoimh
REGISTERED OFFICE		Horizon Technology Group plc 14 Joyce Way Park West Business Park Nangor Road Dublin 12
SOLICITORS		William Fry Solicitors Fitzwilton House Wilton Place Dublin 2
BANKERS		Ulster Bank Ulster Bank Group Centre George's Quay Dublin 2
AUDITORS		Ernst & Young Chartered Accountants Harcourt Centre Harcourt Street Dublin 2
STOCKBROKERS		Davy Stockbrokers Davy House 49 Dawson Street Dublin 2